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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70289

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARAGON HEALTH CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 NORTH WABASH AVENUE, SUITE 3500
(No. and Street)

CHICAGO	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG — (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kerensa Jimenez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARAGON HEALTH CAPITAL, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF FLORIDA
BRIAN PATRICK MICHALZEN
Commission # GG 141644
Expires September 6, 2021
Bonded Thru Budget Notary Services

Signature

CEO
Title

Brian P Michalzen
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paragon Health Capital, LLC

Report on Audit of Financial Statement
December 31, 2020

Contents

Financial Statement

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Paragon Health Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Paragon Health Capital, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
January 28, 2021

Paragon Health Capital, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of December 31, 2020

ASSETS	
Cash	$ 1,094,847
Prepaid expenses	15,887
TOTAL ASSETS	$ 1,110,734
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Due to Parent	$ 28,194
TOTAL LIABILITIES	28,194
MEMBER'S EQUITY	1,082,540
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,110,734

See Notes to Financial Statement.

1. Organization and Nature of Business

Paragon Health Capital, LLC (the "LLC") was established in the state of Delaware on January 14, 2019. It is a registered broker dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Although the LLC is not exempt from SEC Rule 15c3-3, it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers and does not carry PAB accounts. The LLC was approved for FINRA and SEC membership and commenced operations on July 11, 2019. The LLC's primary business activity is to facilitate the private placement of securities. The LLC facilitates all securities activities from its office at 330 North Wabash Avenue in Chicago, Illinois.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash - Cash consists of funds maintained in a checking account held at financial institutions.

Revenue recognition - The LLC's fee income is comprised of private placement fees, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients.

Private placement fees may be earned based upon a percentage of funds raised and/or a flat fee

Revenue for private placement fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Fees received from clients subsequent to recognizing revenue are reflected as contract assets. At December 31, 2020, no retainers had been received and the LLC did not report any deferred revenues. At December 31, 2020 and December 31, 2019, the LLC had no contract assets or contract liabilities.

Income taxes – The LLC is wholly owned by Paragon Biosciences, LLC ("Member") and is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the LLC. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member. All prior periods are open to examination.

2. Significant Accounting Policies (Continued)

Uncertain tax positions - The LLC has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position").* This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of December 31, 2020, and does not expect any material adjustments to be made.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the LLC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

For the year ended December 31, 2020, the LLC had an expense sharing agreement in place with Member, Paragon Biosciences, LLC. The agreement permits the allocation of certain shared expenses to the broker dealer. The balance due to the parent as of December 31, 2020 was $28,194. The shared expenses consist of compensation, professional fees, rent, insurance and other expenses incurred in the normal course of business.

4. Accounts Receivable and Allowance for Doubtful Accounts

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance requires an entity to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts of future economic conditions instead of delaying recognition until the loss was probable of occuring. The LLC adopted this guidance effective January 1, 2020, and has not had a material impact on its financial statements.

The LLC's expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of each client's trade accounts receivables. Due to the short-term nature of such receivables, the estimated amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of clients. There was no accounts receivable balance at December 31, 2020 and no allowance for doubtful accounts was recorded as of December 31, 2020.

5. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 in the first year of operations. At December 31, 2020, the LLC had net capital of $1,066,653 which was $1,061,653 in excess of its required net capital of the higher of $5,000 or 6.67% of aggregate indebtedness. The LLC's ratio of aggregate indebtedness to net capital was 3%. The net capital rules may effectively restrict the distribution of equity to the Parent.

6. Concentrations of Credit Risk

Cash - The LLC maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. As of December 31, 2020, the amount in excess of insured limits of $250,000 was $844,847.

7. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8. Lease Accounting

The LLC has an expense sharing arrangement with its Parent, whereby the Parent allocates a percentage of the overall rent and buildout expense to the LLC based upon occupancy. The LLC does not possess control over the lease terms. As such, the LLC does not have an obligation to record a right to use asset or an offsetting lease obligation in accordance with Accounting Standards Codification (ASC) 842, Leases.

9. Subsequent Events

The LLC has evaluated events and transactions that occurred between January 1, 2021 and January 28, 2021, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements.